Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income tax expense	$100,544	$75,491	$70,307	$84,710	$67,723
Fixed charges interest expense	36,570	33,748	29,467	28,765	31,179
Allowance for funds used during construction	(6,110)	(2,965)	(1,915)	(1,535)	(2,038)
Total	131,004	106,274	97,859	111,940	96,864
Fixed Charges:
Interest expensed & capitalized, & amortization of capitalized expense related to indebtedness	36,288	33,466	29,185	28,483	30,897
Estimated interest component of rent expense	$282	$282	$282	$282	$282
Total	36,570	33,748	29,467	28,765	31,179
Ratio of earnings to fixed charges	3.58	3.15	3.32	3.89	3.11